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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2011

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

575-510 BURRARD STREET, VANCOUVER, BC, CANADA V6C 3A8 TEL: 604.669.6660 FAX: 604.669.0898 WWW.KISKAMETALS.COM TSX-V: KSK CONTACT: DREW MARTEL OR JASON WEBER

NEWS RELEASE

Kiska Revises Financial Statements

KSK10-30

Vancouver, BC – November 24, 2010:  As a result of a review by the British Columbia Securities Commission, we are issuing the following press release to clarify our disclosure.

At the time of the acquisition of Rimfire Minerals Corporation, the Company accounted for this transaction as the purchase of assets, allocating the fair value of the consideration (trading shares of the Company) to the assets acquired. This included an allocation of $7,974,288 to the mineral property interests. The new board of directors and management team conducted a detailed review of the Company’s properties and operations, and concluded that, considering the market conditions for obtaining additional funding at the time of the detailed review and the short and long-term potential of its portfolio of mineral properties, it was prudent to devote the majority of the Company’s existing resources to the development of the Whistler Project.

Based on this evaluation, the new management revised the fair value of the mineral properties acquired, based on expected minimal future expenditures on these properties, to $156,500. The new management, on the advice of its auditors, consequently reallocated the balance of the acquisition fair value of $7,817,788 previously allocated to the mineral properties, to “Goodwill”, representing the estimated fair value of “a strong post-acquisition board of directors who have expertise in capital markets and project advancement and an enhanced management team which is skilled in leveraging the potential of exploration properties through strong project management and strategic partnerships”.

Based on further analysis and review conducted after April 26, 2010, the Company has concluded that the characterization of $7,817,788 as goodwill was inappropriate under Canadian GAAP. The Company has determined that the appropriate method of accounting for the events which occurred after the completion of the acquisition transaction, including the change in the board and management, and the detailed review of the Company’s properties and operations, is on a prospective basis.

The consolidated financial statements for the year ended December 31, 2009 have therefore been restated to present the $7,817,788, which was previously presented as “Goodwill”, as a cost of the acquired mineral property interests of Rimfire. In addition, a subsequent impairment loss of $7,817,788 was recognized as at September 30, 2009 on re-evaluation of the fair value of the mineral property interests acquired and was charged to operations. This resulted in an increase in the net loss for the year and a consequent increase in accumulated deficit as at December 31, 2009.

All interim periods affected by these changes have been amended and restated. The revised financial statements were filed on SEDAR on November 25, 2010.

On behalf of Kiska Metals Corporation

“Jason Weber”

Jason Weber, P.Geo., President & CEO

CAUTIONARY STATEMENT: No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Kiska Metals Corporation, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kiska's expectations are the risks detailed herein and from time to time in the filings made by Kiska Metals Corporation with securities regulators. Those filings can be found on the Internet at http://www.sedar.com and http://www.sec.gov/edgar.